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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)


                        INTERSTATE HOTELS & RESORTS, INC.
                                (Name of Issuer)


Common Stock, $0.01 par value per share                      46088S106
   (Title of class of securities)                         (CUSIP number)


                                 Lance T. Shaner
                                1965 Waddle Road
                        State College, Pennsylvania 16803
                                  814.234.4460
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                 With a copy to:

                           Leo A. Keevican, Jr., Esq.
                                DKW Law Group, PC
                              USX Tower, 58th Floor
                                600 Grant Street
                         Pittsburgh, Pennsylvania 15219
                                  412.355.2600


                                  July 31, 2002
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 'SS' 'SS'240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]



                               Page 1 of 3 Pages

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                         AMENDMENT NO. 3 TO SCHEDULE 13D

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CUSIP No. 46088S106
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1.       Names of Reporting Persons.  I.R.S. Identification Nos. of above persons (entities only).

                  Shaner Hotel Group Limited Partnership
                  25-1778539
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2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)    ...............................................................

         (b)    ...............................................................
-------------------------------------------------------------------------------
3.       SEC Use Only..........................................................
-------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)  WC
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5.       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)....................................................
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6.       Citizenship or Place of Organization  Delaware
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                           7.       Sole Voting Power              301,300
Number of                  ----------------------------------------------------
Shares                     8.       Shared Voting Power                -0-
Beneficially               ----------------------------------------------------
Owned by Each              9.       Sole Dispositive Power         301,300
Reporting                  ----------------------------------------------------
Person With               10.      Shared Dispositive Power            -0-
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11.      Aggregate Amount Beneficially Owned by Each Reporting Person  301,300
-------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions) ...................................................
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13.      Percent of Class Represented by Amount in Row (11)  1.49%
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14.      Type of Reporting Person (See Instructions)  PN
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                               Page 2 of 3 Pages


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         This Amendment No. 3 amends and terminates the Reporting Person's statement of beneficial ownership on Schedule 13D dated January 4, 2002, and amended on May 1 and on June 13, 2002, and relates to shares of common stock, par value $0.01 per share ("Common Stock") of Interstate Hotels & Resorts, Inc.

         On July 30, 2002, the shareholders of Interstate Hotels Corporation and of MeriStar Hotels & Resorts, Inc. separately approved the proposed merger of Interstate Hotels Corporation into MeriStar Hotels & Resorts, Inc. That merger became effective as of July 31, 2002, and the surviving corporation renamed itself Interstate Hotels & Resorts, Inc.

         In the merger each share of common stock of Interstate Hotels Corporation was exchanged for 4.6 shares of Common Stock of Interstate Hotels & Resorts, Inc. Subsequent to that exchange, and effective as of July 31, 2002, the shares of Common Stock underwent a one-for-five reverse stock split.

         As of the filing date of Amendment No. 2 to its Schedule 13D, the Reporting Person held 327,500 shares of common stock of Interstate Hotels Corporation, representing 5.97% of that class. In the merger, the Reporting Person received in exchange for its 327,500 shares, 1,506,500 shares of Interstate Hotels & Resorts, Inc. Following the one-for-five reverse stock split, the Reporting Person holds 301,300 shares of Common Stock. With a total of 20,198,336 shares of Common Stock currently outstanding, the Reporting Person's 301,300 shares represent approximately 1.49% of the total number of shares of Common Stock outstanding.

         Because the Reporting Person's percentage holding of shares of Common Stock, at 1.49%, represent less than 5.0% of the total outstanding number of shares of Common Stock, the Reporting Person is terminating its Schedule 13D filing.

                                    SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  September 26, 2002


                           SHANER HOTEL GROUP LIMITED PARTNERSHIP

                           By: SHANER OPERATING CORP., Its General Partner


                           By: /s/ Lance T. Shaner
                              ---------------------------------------------
                               Lance T. Shaner, Chairman of the Board and
                               Vice President




                               Page 3 of 3 Pages


                            STATEMENT OF DIFFERENCES

The section symbol shall be expressed as..........................   'SS'